3
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001214177
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>01/08/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Lin, Judy
   487 East Middlefield Road


   Mountain View, CA  94043
2. Date of Event Requiring Statement (Month/Day/Year)
   1/8/2003
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EVP and GM,
   Security Services: ISG
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 53,989              D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(1)       06/27/04  Common Stock                 20,624     $0.5625    D           Direct
 buy)
Incentive Stock Option (right to(1)       12/19/04  Common Stock                 18,000     $2.0000    D           Direct
 buy)
Incentive Stock Option (right to(1)       08/17/05  Common Stock                 21,096     $6.8750    D           Direct
 buy)
Incentive Stock Option (right to(2)       07/30/06  Common Stock                 3,708      $37.0625   D           Direct
 buy)
Incentive Stock Option (right to(3)       08/01/07  Common Stock                 661        $151.2500  D           Direct
 buy)
Non-Qualified Stock Option      (1)       08/17/05  Common Stock                 4,904      $6.8750    D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       05/24/09  Common Stock                 50,000     $10.0800   D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       03/05/06  Common Stock                 136,000    $26.0625   D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       07/30/06  Common Stock                 16,292     $37.0625   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       08/01/07  Common Stock                 79,339     $151.2500  D           Direct
(right to buy)
Incentive Stock Option (right to(1)       12/13/03  Common Stock                 27,500     $0.3750    D           Direct
 buy)

Explanation of Responses:

(1)
Immediately


(2)
1,010 options are exercisable immediately and 2,698 options vest and become exercisable on July 30, 2003.


(3)
Option to purchase 80,000 shares granted August 1, 2000, will become exercisable as to 25% of the aggregate number of shares granted on 08/01/2001, and as to an additional 6.25% of the aggregate number of shares granted each succeeding quarter thereafter until ful ly vested.


(4)
25% of the total options granted vest and become exercisable one year after the date of grant and thereafter with respect to 6.25% o
f the shares each quarter until fully vested.


(5)
126,000 options are exercisable immediately and thereafter with respect to 6.25% of the shares each quarter until fully vested.


(6)
15,240 options are exercisable immediately and 1,052 options vest and become exercisable on July 30, 2003.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Judy Lin
DATE 01/15/03